September 11, 2014

VIA EDGAR and Federal Express

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4628

Re:	Energy 11, L.P.
Amendment No. 1 to Registration Statement on Form S-1
Submitted August 11, 2014
CIK No. 1581552

Dear Mr. Schwall:

On behalf of our client, Energy 11, L.P. (the “Partnership”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 28, 2014, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).  We are concurrently filing via EDGAR this letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”).

For the Staff’s convenience, we have recited the comments from the Staff in this letter in bold type and have followed each comment with the Partnership’s response.  Except for page references appearing in the headings and Staff comments below (which are references to the Amendment No. 1 to the Registration Statement submitted on August 11, 2014), all page references herein correspond to the page of Amendment No. 2.

As Mr. von Holtzendorff previously requested when we filed the Registration Statement, we are sending, via Fedex, five color copies of the Amendment No. 2, showing revision marks against the Amendment No. 1 to the Registration Statement filed on August 11, 2014.

Amendment No. 1 to Registration Statement on Form S-1

General

1.
We note your response to prior comment 3. Please revise your filing to clarify whether the date for determining whether minimum subscriptions have been received (and thus the date for return of investor funds in the event that the minimum subscriptions have not been received) can be extended.

Mr. H. Roger Schwall
Securities and Exchange Commission

Response:  The Partnership has revised the disclosure on the cover page and on pages 10 and 48 and on page 8 of the Partnership Agreement in response to the Staff’s comment.

Prospectus Summary, page 4

2.
Please add to your Prospectus Summary a brief summary of the tax consequences to an investor of owning and selling your common units. Please also include a cross-reference to your related discussion that begins on page 76, and a cross-reference to your related risk factor disclosure.  Please also add to your prospectus cover page a reference to the material tax risks.

Response:  The Partnership has revised the Prospectus Summary to include a brief summary of the tax consequences on page 9 and added a reference to the material tax risks on the prospectus cover page in response to the Staff’s comment.

Borrowing Policy, page 7

3.
We note your statement that “[w]e do not expect the borrowings under our credit facility to exceed 50% of our total capitalization determined on an annual basis.” Please clarify whether there is any maximum or cap on the level of borrowings. If not, please add risk factor disclosure relating to this issue.

Response:  There is no maximum cap on the level of borrowings.  The Partnership has revised pages 7 and 20 to include risk factor disclosure relating to this issue in response to the Staff’s comment.

Distributions, page 8

4.
We note your statement on page 9 that “[o]ur general partner plans to follow a policy of distributing the preferred distribution to holders of common units monthly” and that you quantify the preferred distribution as a 7% per annum return on the net investment amount of an investor’s common units.  In view of the fact that your company has no prior operating history and has not yet identified or selected any properties, please explain the basis for determining the rate of return and the plan to make distributions in that amount monthly.

Mr. H. Roger Schwall
Securities and Exchange Commission

Response:  We have revised the disclosure on pages 9 and 74 in response to the Staff’s comment.

5.
We note the following disclosure on page 9: “Our general partner plans to invest our capital in the acquisition and development of oil and gas properties, and does not intend to cause us to distribute more than the preferred distribution prior to commencing the sale of all or substantially all of our properties, which our general partner does not anticipate will occur until at least five years after the termination of this offering.” Please revise to disclose how this would impact the potential timing of distributions to investors that are described in the third and fifth bulleted points on page 8.

Response:  The Partnership has revised the disclosure on pages 9 and 74 in response to the Staff’s comment.

The Offering, page 10

Conflicts of Interest, page 12

6.
We note that distributions related to incentive distribution rights, the class B units and the dealer manager incentive fee are based on the payment of threshold distributions to investors.  Please disclose any related conflict of interest, such as any incentive this creates to pay distributions rather than invest in oil and gas properties.  Please also add risk factor disclosure with respect to any related risks that are material.

Response:  The Partnership has revised the disclosure on pages 18 and 23 in response to the Staff’s comment.

Risk Factors, page 15

Our distributions to our common unitholders may not be sourced from our cash generated from operations . . .page 15

7.	We note your response to prior comment 9. Please revise the above-referenced risk factor to clarify whether you intend to pay distributions in excess of earnings and cash flows from operations.

Mr. H. Roger Schwall
Securities and Exchange Commission

Response:  The Partnership has revised the risk factor on page 17 in response to the Staff’s comment.

We may acquire interests in oil and gas properties in which an affiliate of the Manager also owns an interest . . ., page 22

8.
Please disclose whether you may purchase interests in oil and gas properties from affiliates of the Manager, and if so, how the terms of such purchase would be determined. Please add risk factor disclosure for any related conflicts of interest that may be material.

Response:  The Partnership has revised the disclosure on page 24 in response to the Staff’s comment.

Sources of Funds and Estimated Use of Offering Proceeds, page 42

Estimated Use of Offering Proceeds, page 42

9.
We note your response to our prior comment 6 and the disclosure you have added on page 43 of the filing, including the following statement:  “There is no maximum amount of out-of-pocket expenses we will pay or reimburse to the general partner.  Accordingly, the actual amount of reimbursed out-of-pocket expenses could be materially higher than the foregoing estimates.”  However, on page F-8, under the heading “Capital Contribution and Partners’ Equity,” there continues to be a proviso to the effect that “such reimbursement may not exceed 3% of the gross proceeds of the offering of Units,” despite the fact that you appear to have deleted the 3% limitation in Section 7.4(b) of the Partnership Agreement.  Please explain or revise.

Response:  Page F-8 contains the Notes to the Audited Financial Statements as of December 31, 2013.  At that time, the Partnership Agreement contained the 3% cap on fees.  After that date, the Partnership Agreement was amended to remove reference to the cap.  The notes to the interim financial statements for the period ended June 30, 2014, do not contain reference to the cap.

Estimated Use of Proceeds, page 43

10.
It appears from disclosure on page 43 and also in the Compensation section beginning on page 44 that the monthly management fee payable to the Manager will increase with the level of indebtedness.  Please add risk factor disclosure with regard to this issue, addressing the possibility that it may create incentives for the Manager that are inconsistent with the interests of unitholders.

Mr. H. Roger Schwall
Securities and Exchange Commission

Response:  The Partnership has revised page 24 to include risk factor disclosure relating to this issue in response to the Staff’s comment.

Description of the Management Agreement, page 57

11.
We note your response to prior comment 10 with respect to operating agreements with the Manager for properties without an existing operating agreement in place.  Please revise to disclose whether any of the terms of such operating agreements have been agreed upon (including the fees to be paid to the Manager or its affiliates under such operating agreements), or whether such terms will be agreed upon at the time of the acquisition of such properties.

Response:  The Partnership has revised page 63 in response to the Staff’s comment.

Sales Material, page 102

12.
We note your response to prior comment 2 from our letter dated May 23, 2014.  In that response, you state that the Partnership does not plan to use any sales literature other than the prospectus forming part of the registration statement.  However, such statement does not appear to be consistent with your disclosure at page 102 that discusses the use of sales material including brochures, articles, presentations for group meetings and publications. Please advise.

Response:  The Partnership, based on discussions with the Dealer Manager, is considering using sales literature other than the prospectus.  As stated previously, the Partnership undertakes to provide the Staff with copies of all sales material prior to use. If the Partnership elects not to use sales literature it will delete references to additional sales literature on page 104.

Mr. H. Roger Schwall
Securities and Exchange Commission

Should the Staff have additional questions or comments concerning the foregoing, please contact George G. Young III at (713) 547-2081.

Sincerely,

    /s/ George G. Young III
George G. Young III
Haynes and Boone, LLP
(713) 547-2081
guy.young@haynesboone.com

cc:           Dave McKenney
Energy 11 GP, LLC